Exhibit (g)(1)(i)

AMENDMENT NO. 1

TO

MASTER INVESTMENT ADVISORY AGREEMENT

THIS Amendment dated December 3, 2012, amends the Master Investment Advisory Agreement (the “Agreement”) dated October 15, 2012, by and between Invesco Van Kampen Senior Loan Fund, a Delaware Statutory Trust (the “Trust”), and Invesco Advisers, Inc., a Delaware Corporation (the “Adviser”).

RECITALS

WHEREAS, the Trust desires to amend the Agreement to change the name of the Trust from Invesco Van Kampen Senior Loan Fund to Invesco Senior Loan Fund;

NOW THEREFORE, the parties agree as follows:

1.	Appendix A is deleted in its entirety and replaced with the following:

“APPENDIX A

COMPENSATION TO THE ADVISER

The Trust shall pay the Adviser, out of its assets, as full compensation for all services rendered, an advisory fee for the Trust set forth below. Such fee shall be calculated by applying the following annual rates to the average daily manage assets of the Trust for the calendar year.

Fund Name	Advisory Fee Rate
Invesco Senior Loan Fund	.900% on first $500 million of net assets
.850% on next $1 billion of net assets
.825% on next $1 billion of net assets
.800% on next $500 million of net assets
.775% on net assets over $3 billion”

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers on the day and year first written above.

Invesco Senior Loan Fund

Attest: /s/ Peter Davidson	By:	/s/ John M. Zerr
Assistant Secretary	Name:	John M. Zerr
(SEAL)	Title:	Senior Vice President

Invesco Advisers, Inc.

Attest: /s/ Peter Davidson	By:	/s/ John M. Zerr
Assistant Secretary	Name:	John M. Zerr
(SEAL)	Title:	Senior Vice President

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